NOTICE OF CHANGE IN CORPORATE STRUCTURE
Pursuant to Section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1	Names of the Parties to the Transaction

Arco Resources Corp. (the “ Company”).

Item 2	Description of the Transaction

On March 6, 2018, the Company consolidated its common shares (the " Common Shares") on the basis of 1 post-consolidated Common Share for every 6.5536615 pre-consolidated Common Shares held (the “Consolidation”). Following the Consolidation, the number of issued and outstanding Common Shares in the capital of the Company is 2,000,003 Common Shares. The trading of the Common Shares on the NEX board remained halted until the Company completes the transactions contemplated in the amalgamation agreement dated December 7, 2017 (the “Amalgamation Agreement”).

Concurrent with the Consolidation, the Company altered its authorized share structure by creating an unlimited number of Class A Convertible Restricted Voting Shares, without par value (the “Class A Shares”), and altered Part 27 of its Articles to include the Special Rights and Restrictions of the Common Shares and Class A Convertible Restricted Voting Shares.

The Company has also altered Article 9.1 of the Articles to provide for the alteration of the authorized share structure of the Company by consent resolutions of directors. This alteration was approved by special consent resolutions of shareholders in January 2018.

Item 3	Effective Date of the Transaction

March 6, 2018.

Item 4	Names of Each Party, if any, that Ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity

Not Applicable.

Item 5	Date of the Reporting Issuer’s First Financial Year- End after the Transaction, if applicable

Not Applicable.

Item 6	The Periods, including comparative periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year after the Transaction, if applicable

Not Applicable.

Item 7.	Documents filed under NI 51-102 that describe the Transaction

News releases filed on SEDAR on October 10. 2017, February 19, 2018 and March 5, 2018.

The Amalgamation Agreement and the Management Information Circular setting out the transactions contemplated in the Amalgamation Agreement, including the Consolidation, the creation of the Class A Shares and the alteration to the Articles of the Company, were filed on SEDAR on December 29, 2017.